18005075

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue Second Floor
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Faith Lee 310-255-4490
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Faith Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying fin cial statement and supporting schedules pertaining to the firm of Syndicated Capital, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 22 day of FEBRUARY, 20 18, by

(1) FAITH LEE
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

PAMELA L. KIM
COMM. # 2178398
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. JAN. 31, 2021

Place Notary Seal Above

Signature Pamela L Kim
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: 12/31/2017 Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Item #5910

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Syndicated Capital, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Syndicated Capital, Inc.as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Syndicated Capital, Inc.'s management. My responsibility is to express an opinion on Syndicated Capital, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Syndicated Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Syndicated Capital, Inc.'s auditor since 2008.

Tarzana, California

February 5, 2018

SYNDICATED CAPITAL, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	889,401
Accounts receivable		45,612
Receivable from clearing organizations		66,826
Deposits from clearing organizations		100,000
Due from brokers		89,480
Marketable securities, at market value		514,745
Restricted securities, at market value		850,488
Other assets		88,678
Total assets	$	2,645,230

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable		4,736
Commissions payable		161,778
Payable to clearing organizations		3,188
Total liabilities	$	169,702
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value. 200,000 shares authorized, 112,000 shares issued, and outstanding		112,000
Additional paid in capital		450,000
Retained earnings		1,913,528
Total stockholders' equity		2,475,528
Total liabilities and stockholders' equity	$	2,645,230

SYNDICATED CAPITAL, INC.

Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Syndicated Capital, Inc (the "Company") was registered as an introducing broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by its clearing organizations. The Company does not hold customer funds and/or securities.

The Company primarily earns commissions through the sale of equities, mutual funds, variable annuities, and private placements. The Company has about 1,500 clients located throughout the United States. No one client comprises a significant revenue source.

Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis, including proprietary investment transactions.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting charge is the difference between cost and market (or fair value) during the period is included in income.

The Company has a 401(k) plan for the benefit of its employees. There is no employer contribution.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 5, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2014, 2015 and 2016.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Assets in the amount of $514,745 are considered level 1 and $850,488 are considered level 2 at December 31, 2017.

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Quoted market price at major stock markets

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017:

	Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Stocks	514,745	850,488	-	1,365,233
Total	514,745	850,488	-	1,365,233

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. The Company has deposited $100,000 with its clearing firm as security for its transactions with them which is the balance at December 31, 2017. The Company also maintains other cash and money market accounts at the clearing organization.

Note 3: RECEIVABLE FROM NON-CUSTOMERS, NET

Net non-customer receivables consist of a promissory note from a former broker which is unsecured, non-interest bearing and due on demand. The account is recorded net of an allowance for bad debts of $121,948, due to the default on a note receivable from a former broker. The balance at December 31, 2017 is $0.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note1), the Company has elected the S Corporate Tax status, therefore no Federal Income Tax provision is provided.

The tax provision at December 31, 2017 consists of the following:

California	$	800
Other states		9,028
Total Income Tax Provision	$	9,828

Note 5: RELATED PARY TRANSACTIONS

The Company shares facilities with an investment advisory firm whose chairman is one of the Company's shareholders. The Company helps distribute a mutual fund for which the investment advisory firm is an investment advisor. The Company receives less than 1% of its revenue from this investment advisory firm. The Company is using the related parties' office and no rent is charged.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its offices in California through December 31, 2017. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2018	17,880

Rent expense for year ended December 31, 2017 was $15,120.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017 the Company had net capital of $1,323,427, which was $1,223,427 in excess of its required net capital of 100,000, and the Company's ratio of aggregate indebtedness $169,702 to net capital was 0.13 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.